Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended June 30, 2018	For the Fiscal Year Ended September 30,
		2017	2016	2015	2014	2013
	($ in millions)
Consolidated income before income taxes	$1,452.3	$1,602.1	$1,353.5	$1,123.4	$814.2	$657.8
Distributions in excess of earnings of equity method investees	12.7	—	—	—	—	—
Amortization of capitalized interest	96.0	152.6	169.1	159.7	124.4	110.9
Interest expensed	4.9	6.6	6.2	5.6	4.8	11.7
Earnings	$1,565.9	$1,761.3	$1,528.8	$1,288.7	$943.4	$780.4
Interest incurred	$98.7	$135.9	$158.5	$174.8	$190.6	$177.3
Fixed charges	$98.7	$135.9	$158.5	$174.8	$190.6	$177.3
Ratio of earnings to fixed charges	15.9	13.0	9.6	7.4	4.9	4.4